SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                                 Amendment No. 4

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                               MILLENIA HOPE, INC.
         -------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

          Delaware                                       98-0213828
--------------------------------------------------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

4055 St. Catherine St., Suite 142, Montreal, Quebec                 H3Z 3J8
--------------------------------------------------------------------------------
(Address of principal executive offices)                          (Zip Code)


                                 (514) 846-5757
                           (Issuer's Telephone Number)

                                 (514) 935-9758
                              (Issuer's Fax Number)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                   Name of each exchange on which
         to be so registered                   each class is to be registered
         -------------------                   ------------------------------

---------------------------------             ----------------------------------


         Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                   -------------------------------------------
                                (Title of Class)

PART I.

Item 1. Description of Business.

(a) Business Development

Millenia Hope Inc. ("Millenia", or the "Company"), a Delaware corporation, was organized on December 24, 1997. The Company has not been involved with any bankruptcy, receivership or similar proceedings. The Company has not had any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(b) Business of Issuer

MILLENIA was formed to further develop and distribute an anti-malarial drug formerly known as "ASPIDOS" now called MALAREX(R) (the "Product"). As disclosed later, the Company has also acquired the rights to another anti-material agent, strychnos mytroides, although we are not currently pursuing the project.

Millenia's goal as a biopharmaceutical corporation is to both purchase and develop patented drugs dealing with infectious diseases specifically, but not exclusively, anti-malarial agents. To date, the Company has had no sales. Further, internally generated funds are not sufficient to fund the operation of the Company for the upcoming fiscal year. However, the officers and certain shareholders have committed to fund the operations of the Company for the next fiscal year. (See note 6 of the financial statements)

MALARIA, THE DISEASE

Malaria is predominant in four regions of the world:

         Africa
         India
         South East Asia
         Central and South America

Malaria parasites have been with us since the dawn of time. The current belief is that they probably originated in Africa (along with mankind) and fossils of mosquitoes up to 30 million years old show that the vector for malaria was present well before the earliest recorded history.

Malaria is one of the most debilitating diseases in the developing world today. Once thought to be virtually eradicated, malaria has resurfaced to affect over 500 million people annually. And that is only the reported cases. It is suspected that the reported cases may represent less than one third of actual existing cases. It is now known that mosquitoes have not only been able to develop an immunity to the chemical insecticides used to control breeding but, they have also developed resistance to many of the anti-malarial drugs on the market today.

Malaria is a disease that is caused by a parasite. This parasite spends most of its life in the red blood cells of humans. Female mosquitoes are the primary transmittal agent for these parasites. The parasites are ingested by the female mosquito when feeding on an infected person's blood and then spread when biting another person. Once inside the mosquito, the parasites migrate to the salivary glands where they are free to be transmitted with the next bite.

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Four species of malaria parasites cause disease in humans:

                     Plasmodium vivax
                     P. Malariae
                     P. Falciparum
                     P. Ovale.

The World Health Organization estimates that some 500 million people each year are affected by malaria. The effect that malaria has on the world is truly devastating, particularly on women. Malaria accounts for almost 3 million deaths, a large portion of which are children. Children are dying from malaria at the rate of 20,000 a week. Malaria is a major cause of death in first-time mothers.

P. Falciparum is the most common and causes the majority of deaths, accounting for approximately 90% of African and about 50% of India, South East Asia and Latin America malaria cases. P. Falciparum is the form of malaria that Millenia Hope is working to combat, accounting for approximately 55-60% or 275-300 million of the known cases of malaria and approximately 850,000 - 1,500,000 deaths.

Estimated lost work time for people affected with malaria is over US$ 2 billion annually and if the trend is not reversed will soon be more than US$ 3 billion. A single bout of malaria is estimated to cost a sum equivalent to 10-20 working days in India or Africa.

CURRENTLY AVAILABLE TREATMENTS

In the pursuit of the eradication of malaria, scientists and researchers have developed many different drugs to battle the parasite. As the parasite develops a resistance to one drug, researchers must continue to look for other combinations that will be effective in controlling the disease.

Quinine, a natural product from the bark of the cinchona tree, was one of the first treatments for malaria and appeared in the 17th century. It is still effective but can be toxic. Quinine remained the drug of choice for treatment and prevention until 1942 when it was replaced by chloroquine. With widespread chloroquine resistance, quinine together with artemether have once again become an important treatment for malaria.

Chloroquine (Aralen), was first used in the 1940's and is a weekly treatment. Today it is manufactured by all the major pharmaceutical companies. The first cases of resistance were found in South America and South East Asia in the early 60's and it is now practically ineffective almost everywhere. However it is still the most widely used anti-malarial treatment in Africa as it is the cheapest drug available.

Sulfadoxone / pyrimethamine (Fansidar), was developed in the 1960's. The treatment consists of three doses taken together in one day. Today, this drug is manufactured by a number of pharmaceutical companies; the Fansidar trademark belongs to Hoffman LaRoche. Despite widespread resistance in South East Asia and parts of South America, it is starting to become the first line of treatment in some African countries where chloroquine resistance is even more widespread.

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Mefloquine  (Lariam),  was  developed  by the U.S.  army in the early 1980's and commercialized by Hoffman LaRoche. Resistance has been observed since the early 1980's, particularly in the South East Asian countries.

Halofantrine, was also developed by the U.S. army and marketed by SmithKline Beecham. In the 1990's, cross-resistance with mefloquine and side effects (sometimes severe) have been observed.

Artemisinins, (derived from an ancient Chinese herbal remedy) comprise a family of products. The two compounds most widely used, mainly in South East Asia, are artemether and artesunate, They are not widely used in the developed world in part due to toxicity fears. Due to the high rate of treatment failures, artemisinins are now also being combined with mefloquine.

In addition to the above, there have been other drugs tested and used over the years in the fight against malaria. Many were the forerunners of one of more of the above. Currently many drugs based on new compounds are being tested along with possible vaccines. The aforementioned information was reported in the Malaria Foundation Fact Pack, May 14, 1998, Section 5.B. The Fact Pack can be found at www.malaria.org.

An analysis of the current problems being experienced with the available drugs as listed by the Malaria Foundation Fact Pack and summarized above leads to the obvious conclusion that all of the above families of anti-malarial agents have the same problem in common: the resistance developed by malaria to a greater or lesser degree to each of the above mentioned drugs.

There is insufficient research into novel drug targets. Current new options are based on the same three families of compounds (the quinolines, antifolates, and artemesinin derivatives) all of which have records of resistance and or ineffectiveness.

PRODUCT HISTORY

MALAREX

Although Millenia is a relatively new company, the existence of the natural components of Malarex are not. Known by the Brazilian natives as "Taheebo", the Pau Pereira is a tropical rain forest tree that exists in over 100 different species. These trees, having healing properties, were used by indigenous medicine men in Brazil.

Since it is a tree that has evolved in tropical rain forests, the Pau Periera does not rot when stored at ambient temperatures. Pau Periera was used for centuries for an assortment of applications. The tree's bark was invariably the potion used by the natives in their therapeutic practices. It was administered by infusion, was chewed and was even applied in poultices.

Modern scientific testing of the plant's useful properties was commenced in 1877 when a French researcher, Bochefontaine, first extracted a yellowish amorphous alkaloid from the bark of a tree. He determined that the bark of the tree was rich in alkaloids that have anti-viral properties. No specific research was done on this extract to establish its anti-malarial properties until the last decade and half.

Studies carried out in 1987 by research teams of the American Academy of Naturopathic Medicine operating in Mexico determined that the natural Pau Periera extract, when administered in appropriate form and dosage, is capable of functioning as an effective immune-modulator. Once its

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


efficacy became known, the teams systematically subjected the substance to generic biochemical studies over the next several years. In order to evolve a standardized and genetically useful plant-based remedy a carefully refined extract had to be formulated through the stages of development. Each of them was designed to preserve undiminished the bioavailability of its genetic components.

The final refined process using the species of tropical rainforest tree called Peschiera Fuelsiaefolia, found in Brazil and Madagascar, was eventually accomplished by the research team of Silvia Rossi and Guiseppe Motta operating in Europe in 1997. Thereafter, Millenia bought all rights to MALAREX from the co-owners of the patent applications, Mr. Rossi and Mr. Motta on January 7, 1998 (see Patents and Other Rights, pg.7). Subsequent to this sale, Mr. Motta joined the company as its VP of Research, as a non-salaried employee who has a verbal agreement with Millenia allowing it first right of refusal on his research findings.

MALAREX exhibited positive results when administered to malaria patients. Extracted from natural sources, MALAREX is not a synthetically derived drug. MALAREX has had successful tests in the treatment and prevention of malaria and is continuing with further ongoing tests to allow it to receive final approval for consumer usage.

Based on our testing of MALAREX we have found that it is a product that needs no other catalysts or chemicals in any manufacturing stages whether in capsule form or as an injectable solution.

Throughout in-vitro (cultured cell-tests) and in-vivo (live trials) tests (see Test Results), no undesirable side effects were detected. When treated with MALAREX there was no need to take post treatment vitamins or other additives for restructuring the immune system. Moreover, because of its immune-modulatory properties (see test results - Journal of Natural Products vol. 57 November
1994), the extract is non-allergenic and non habit forming. MALAREX is still undergoing clinical trials and the company is still waiting for the approval of the respective country's health authorities to begin selling the product.

MALAREX (Voacamine) is produced in two forms, capsules and injectables. Because there is a high number of malaria cases in infants, capsules are sometimes not a viable alternative. Generally, the capsules are recommended from the age of four years and older and injections are recommended for the new born and children under four years of age.

Negotiations are being held with an international pharmaceutical company to have MALAREX produced in Brazil one of the major sources of the raw material, Peschiera Fuchsiaefolia, needed to produce MALAREX. Sufficient raw material exists to ensure the supply required to meet and surpass our current sales objectives and to meet expected demand for the foreseeable future. The current product requires no more development and will be manufactured and sold in its current state.

Mr. Motta, the V.P. of Research and Development, has undertaken, on his own initiative, research and development programs relating to the Malaria virus and enhancements to our current products. There is an agreement in understanding that Mr. Motta will present to the company and allow the company first right of refusal on any significant research and development matters. At this time, there have been no significant matters presented to the company.

STRYCHNOS

As per the business statement of the company (see Business of Issuer, pg. 1), on June 1, 1999 the company acquired from Mr. Silvio Rossi, one of the co-discoverers of MALAREX, the patent rights to the anti-malarial agent STRYCHNOS MYTROIDES (to be known as STRYCHNOS). The patent rights to STRYCHNOS were solely owned by Mr. Rossi.

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At the present time, the company is not pursuing an active course of action with regard to the STRYCHNOS patent. Since MALAREX is much closer to being brought to the market, the Company is expending most of its resources on it. Once MALAREX has been established in the market place and given the availability of funds, the company intends to devote resources to actively develop STRYCHNOS.

The alkaloids of STRYCHNOS MYTROIDES are extracted by drying and converting the stem barks of STRYCHNOS MYTROIDES into a powder. Exhaustive extraction is done by repeated maceration and the resulting product is then processed to yield crude tertiary alkaloids. Once the process has been completed the alkaloids of STRYCHNOS MYTROIDES are used in combination with Chloroquine to enhance the in vivo effectiveness of this drug against currently CQ-resistant strains of malaria Plasmodim Falciparum. They also enhanced in vivo Chloroquine activity against a resistant strain of Plasmodium Yoellii. (See Rasoanaiva P. et al in Planta Medica: 13-16,1994).

Due to the serious resistance being currently encountered by Chloroquine, still the most popular anti-malarial drug on the African continent, the ability of STRYCHNOS in combination with Chloroquine to ameliorate some of the above mentioned problem is a promising development.

The company intends, in the future, to continue research in this area both to increase the efficacy of STRYCHNOS in combination with Chloroquine and to get certification from the Department of Health of various African countries so as to bring another weapon to bear in the fight against malaria.

MARKET SIZE

According to the World Health Organization (1999), malaria risks of varying degrees exist in 100 countries and territories. Estimates of populations at risk within these 100 countries total in excess of 2.3 billion people or 40% of the world's population.

The WHO 1999 estimates 1.5-2.7 million deaths from malaria of which approximately 850,000- 1,500,000 are caused by P. Falciparum. In addition to the reported cases of contracted malaria, control programs dispense medication for the prevention of malaria in the amount of a further 70 million plus complete treatments annually.

The WHO estimates that for each clinical case reported, there exists at least one, possibly two, that are unreported. Relative to the enormous number of infected humans, it would be virtually impossible to eradicate the disease altogether. If the disease was better controlled prevention, rather than treatment, would become the dominant control factor.

Estimates of expenditures on treatment for the control and prevention of malaria are in excess of US$10 Billion annually. The World Bank, per its figures, allocates US$ 2.5 Billion to third world countries for malaria treatment.

DISTRIBUTION AND PRICING
                  .
Millenia's objective is to see that MALAREX is made available to as many people as possible; as quickly as possible. In order to accomplish this goal, it is Millenia's intention to initially focus on the production aspects of the product and have it distributed where possible within already existing distribution networks. Through an aggressive pricing strategy, Millenia intends to make MALAREX available at prices that are less than the cost of other drugs currently used in the treatment of malaria. This will facilitate MALAREX'S entry into a marketplace that is price sensitive and should help it build sales volume due to its lower price. Even with pricing below that of the competition, the Company should still earn a net profit that will allow future growth potential.

Millenia intends to begin selling MALAREX, as soon as permission is gven by the appropriate authorities in the countries in which the tests are being conducted, even before any finalized patents are granted for MALAREX.

On January 9, 1998, the Company signed a 5 year non-exclusive worldwide marketing agreement for MALAREX with L'Espoir du Millenaire Inc. The only obligations under the contract are for the payment by L'Espoir to Millenia of $30,000 annually for the 5 years and the obligation of L'Espoir to sell, at least on average, $5 million of MALAREX for the fiscal years 2001-2003 in order to retain this contract. This presupposes that permission will be granted by countries to allow sales of MALAREX before 2001. Millenia believes , based on its best estimates, that such permission will be granted before 2001 but has no concrete basis to state this as a categorical fact. As such, should said permission fail to materialize, the L`Espoir contract`s sales goal will be extended to take this into consideration. The agreement also provides that L'Espoir agrees to buy MALAREX or any other anti-malarial drug or agent, solely from Millenia. The agreement further provides that Millenia has the sole discretion in setting the price for MALAREX and L'Espoir is obligated to buy at that price. Mr. Claude Villeneuve, a less than 5% shareholder of Millenia, is the CEO and 100% owner of L'Espoir. However, since Mr. Villeneuve is neither an officer or director and is unafilliated with Millenia excepts as a less than 5% shareholder, he has no ability to influence the price of MALAREX.

Mr. Villeneuve has extensive international contacts and has assembled a team of competent sales professionals and experts in the biomedical field to accomplish this endeavor. The company believes that the above transaction is fair and has been made at the prevailing market rates that would apply to any arms length corporation involved in such a transaction.

On January 3, 1999, Millenia signed a non-exclusive world-wide agreement with Richgold Corporation S.A. , a Panamanian corporation, for $1,465,000. Richgold is to seek out potential buyers of Millenia`s regional licenses, enter negotiations, together with Millenia with the perspective client and, ultimately, successfully conclude the sale of said licenses, over the following two years. These regional licenses allow the licensee to be the exclusive purveyor of MALAREX in a specific region.

The purchaser of the license must agree to buy MALAREX , or any other anti-malarial drug or agent, solely from Millenia and that Millenia has sole discretion in setting the price of MALAREX.

Richgold`s sole obligation is to reach a minimum sales level of $2,500,000 during these 2 years and to make a determined effort to sell as many regional licensing agreements as is possible and as is in the best interest of Millenia. Since Richgold is a less than 10% shareholder and is unaffiliated with Millenia, expect in this manner, it has no ability to influence the price of MALAREX.

Richgold has extensive contacts in South and Central America and will rely on this network to fulfill its mandate. The company believes that the above transaction is fair and has been made at the prevailing market rates that would apply to any other arms length corporation.

The other $49,215 was paid to three Canadians (individuals) for miscellaneous marketing and selling services.

As such, the Company does not see any conflicts of interest arising from its marketing agreements.

PATENTS AND OTHER RIGHTS PURCHASED

Proprietary protection is an integral part of Millenia's strategy. The commercial success of products, especially in the pharmaceutical industry, is highly dependant upon their uniqueness being protected by patents. To this end Millenia has not only purchased the patent rights and all other rights to MALAREX and STRYCHNOS; it has also secured all research and development data and notes pertaining to the above noted drugs from the commencement of initial research to synthesis of the drug. In the future, as other products are developed and come on line or are purchased, Millenia will take all necessary steps to see that its product have the full measure of legal protection. Furthermore; should there be any questions of infringement on its proprietary rights, Millenia will be aggressive in asserting its legal position.

Currently, its 2 anti-Malarial drugs, MALAREX and STRYCHNOS, are protected under patent applications filed covering their development. When the patent applications were filed, the required documentation was filed along with it at the appropriate patent offices. To the extent that Millenia is successful in prosecuting its patent applications and they are accepted as valid patents, the protection accorded is retroactive to the date of the original filings.

In 1997 Mr. Leonard Stella, through his professional contacts in the medical/pharmaceutical industry, was introduced to the work of Mr. Sylvio Rossi and Mr. Guiseppe Motta, co-discoverers of Voacamine as the core component of MALAREX. Subsequent to meetings and discussions it was agreed that Millenia would buy all rights to this product. This included but was not exclusive of Italian Patent applications, PCT (international) Patent Applications, all patents derived from the aforementioned, all priority rights and all commercial and non-commercial rights without limitation. No residual rights belong to the co-discoverers. An Italian patent Application registered MALAREX on March 26, 1998 for use as an anti-malarial agent and any secondary medicinal uses that may be found in the course of testing or further research. PCT (International) Patent Application for the same usage was filed on March 25, 1999. An Italian
Patent Application registered STRYCHNOS on June 1, 1999 for use as an anti-malarial agent specifically, but not limited to, for usage as an adjuvant to Chloroquine in fighting malaria. These three Patent applications have all been approved for study of their technical merits. This is the first stage acceptance culminating, hopefully, in the full patent being issued. After the application has been accepted for study, the patent granting authority in that jurisdiction do more in depth studies of the merit of the patent application based on its scientific validity and test results to date. Once they feel that the application has met the burden of proof for that particular patent request, the actual patent is granted. This can take anywhere from 1 to 5 years to achieve. While the company feels it is probable (high) that, at the end of the process, patents will be issued, no assurance can be given that any patents will ever be actually issued.


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


TEST RESULTS

While not directly related to MALAREX, alkaloids of Vocagana, an extract of the Voacamine family were shown to have a therapeutic effect upon some medical maladies as early as 1958, specifically cardiovascular problems as seen in the February 11, 1958 U.S. Patent 2823204.

Also, as reported in a study in the Journal of Natural Products Vol. 57 November 1994, under the auspices of the College of Pharmacy of the University of Illinois at Chicago, Voacamine acted to enhance the growth inhibition of multi-drug resistant cytotoxic cells present in certain malignant diseases such as Hodgkins.

Currently, the testing of Voacamine, and the related costs of these tests, are being performed by several governments, not for profit organizations and research institutes with the sole goal of bringing to the market an effective anti-malarial drug. Millenia has no funds and therefore is not, at present, paying any of its employees nor any third party to have testing done on MALAREX.

In-Vitro testing of Voacamine, independently funded and performed by the Institute of Superior Health of Rome, conducted by researchers Elena Federici, Giovianna Palazzino and headed by Dr. Corrado Galeffi of the Institute of Superior Health of Rome and Prof. Marcello Nicoletti of Department of Plant Biology at La Sapeinza, University of Rome aided by Dr. Pierre Olliafo of Unisante, Geneva, the WHO and Dr. L. Turchetto, as per the report of the Institute of Superior Health in Rome 1997 with the result to reach Ic 50 level ( the level at which 50% of the cultured cells died, which is the benchmark for such in-vitro tests). It only required a low dose of 179 micrograms per milliliter of solution for chloroquine non resistant parasites and 282 micrograms per millilitre for chloroquine resistant parasites. Such a dose indicates that MALAREX is very non-toxic.

In-Vitro tests were independently performed by Dr. Francesco de Chiara of the Clinica Ospedale diAnchilo in Nampula, Mozambigue, funded by the Ministry of Health and Wellbeing of Mozambigue, per his report of April 20, 1998 with similar results to the Institute of Surgeon Health in Rome, in that the Ic50 level was reached at very low doses of Voacamine.

In the same report is an In-Vivo study of 74 Mozamicans with malaria who were treated via sub- sutaneous injections using a suction and incubation method (names of all patients are in his report). Clinical Results - within 24 hours clinical symptoms of malaria (fever, vomiting, diarrhea, joint pains etc.) disappeared and within 4 days the patients, having followed a 3 day treatment regimen, showed a 90% rate of complete recovery.

In-Vivo tests were independently performed by Dr. Phillipe Rosoanaivo, scientific director of the Malgache Institute of Applied Research in Aniananarivo, Madagascar, under its own funding, on December 14, 1998 with the report of the successful results being sent to Prof. Albert Rako To-Rat Simamanga of the Institute of France. The report stated that it had tested Voacamine at 10mg/kg, a very low dosage and had produced a 50% reduction in parasitic levels.

_ As of February 28th, 2000 in-vitro testing was independantly funded and performed by India's Directorate of Health were successfully completed.

- As of February 17th, 2000 in vitro testing was independantly funded and performed by Cameroun's department of Health were successfully completed.

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


- As of February 27th, 2000 in-vitro testing was independantly funded and performed by the Ministry of Health and Welfare of Equatorial Guinea were successfully completed.

- Sucessful results mean that the dosage of the drug required to kill 50% of the parasitic cells was very low (very non toxic) and thus, is, safe to be administered to human beings.


- Cameroun, as of February 27th, 2000 , in-vivo testing of camoeroun's department of Health was successfully concluded. A phase 1 live trial study at the laboratory of Parasitolgy and Immunology of the Hospital Center of the University of YAOUNDE was performed with 30 patients. Of these 18 patients or 60% were completely cured, all 18 in a 4 day regimen of MALAREX. The other 12, having started in extremely high parasitic levels 4,000 elements / mms, have significantly lower parasitic levels than compared tp the beginning of the testing.

More complete information can be obtained by request of the institutions that conducted the respective tests.

GOVERNMENT REGULATIONS

In order to safeguard their citizens, governments around the globe require extensive proof that a new drug is completely safe, within statistical parameters, before allowing it into the marketplace. Millenia, being cognizant of the above and of its own responsibility to the public, has collated the extensive laboratory and research data as well as the live trial tests for MALAREX pursuant to its receiving the designation as a prescription drug.

Currently, MALAREX is in the middle of its clinical trial with the government of India's Directorate of Health (see Plan of Operation). Having reviewed the previous research data and test results, the Directorate of Health accepted MALAREX for both in vitro and in vivo testing. The company has no definitive time frame for MALAREX to receive permission to be sold to the public. Cameroun and Equatorial Guinea (see Plan of Operation) are also in the process of running clinical trials. A similar regimen is intended to be used with STRYCHNOS in order to gain its certification at the appropriate time.

PRODUCT LIABILITY

Any drug or pharmaceutical product poses, by its nature, some level of risk. Since drugs are widely disseminated among populations, all precautions must be taken to ensure that the potential risk of any drug is kept to the barest minimum. Since MALAREX and STRYCHNOS are all natural products and not chemically produced, their potentially damaging side effects are minimized. This does not mean that no side effects might occur, even with the most rigorous testing standard applied, but rather that by their nature these 2 compounds are inherently less susceptible. This being noted, once the product is approved for use as a prescription drug the Company intends to take out appropriate liability and product insurance with a major casualty insurer commensurate with the statistical risk factors.

Acquisitions

On May 29, 2000, the company acquired thirty five million seven hundred thousand (35,700,000) shares of SWORD COMP-SOFT CORP., this being 51% of SWORD's authorized capital, at a cost of five million (5,000,000) common shares, valued at the average thirty date trading range (OTC other) of $1.50 or seven million five hundred thousand dollars ($7,500,000) and five million warrants (5,000,000), entitling the registered holder thereof to purchase at any time from that date for a period of three (3) years, one share of common stock at a price of two dollars ($2). This transaction was at arms length with third parties.
SWORD COMP-SOFT CORP. is an (ASP) Application Service Provider incorporated in November 1998 specializing in the E-Healthcare sector.

Employees

At the current time the following six officers of the company are its only employees:

     Mr. Leonard Stella - President \ Treasurer - Director.

Oversees all accounting functions, bank accounts, financial statements, cash flow projections, etc. and is involved with the overall scientific coordination as well as long term strategic planing - full time devoted to the Company - Montreal resident.

     Mr. Ronald La Penna - VP Personnel - Director.

Involved with future staffing planning, smooth runs of office functions - Devotes 2 days a week to the Company - Montreal resident, president of Aqua Boost - specialty water distributor.

     Dr. Alain Soucy - Chairman of the Board of Directors - Director.

Is researching new projects and ideas and evaluating ongoing projects - chairs the board meetings and is involved with the scientific planning - Donates 1 day a week to the Company - Resident outside of the city of Montreal in Silleray.

     Dr. George Haligua - VP Finance - Director.

Involved with long range financial planing and shareholder relations - donates 1 1\2 days a week to the Company - Montreal resident - President of Dasher Computer Wholesale.

     Mr Dominique Morisot - CEO - Director involved in the overall running of the company, future strategic planning and specifically oversees the progress of opening up new areas for MALAREX and the reception of their government accreditation. Devotes full time - Resident of Geneva, Switzerland - Frequently commutes to Montreal.

     Mr. Thomas Bourne - Secretary

Responsible for minute book, corporate filings, shareholder lists etc. Devotes 1 day every 2 or 3 weeks as needed. Resident of Boca Raton, Florida and is a self employed financial manager.

         Mr. Guiseppe Motta - VP Research.

Does not receive a salary, but has a verbal agreement with the Company to allow it first right of refusal on any significant research findings. Resident of Turin, Italy - Plant Researcher at the University of Rome.

     In addition to its six officers, as part of its lease, the Company has access to secretarial services. None of the Company's employees belong to a union and the Company believes that its relations with its employees are good. The company knows of no conflict of interest between any of its officers and the company.

Special Note Regarding Forward-Looking Statements

     Some of the statements under "Plan of Operations," "Business" and elsewhere in this registration statement are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained herein that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "plans," "expects," "believes," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements.

Item 2.  Plan of Operation.

The following discussion should be read in conjunction with the financial statements and related notes which are included elsewhere in this prospectus. Statements made below which are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, general economic conditions and our ability to market our product.

The business objectives of Millenia are twofold. First and foremost is to establish MALAREX as an accepted control agent for the treatment and prevention of malaria throughout the world. Not only do we believe that MALAREX is an effective anti-malarial drug, it will also be made available at prices that are adapted to the realities of the third world market. The availability and pricing of MALAREX, we believe, will ensure its acceptability and use in the fight against malaria. To this end the company has entered into clinical trials of MALAREX with the following three countries: India, Cameroun and Equatorial Guinea

As previously noted in Business - Government Regulations, (pg. 9), the clinical trials of the Ministry of Health of Cameroun have been successfully concluded. While the Company believes that it will see sales within the next six months, as there are no signed sales contracts and the company has not yet received its final certification there is no basis for assurance that this will take place. As such, the Company does not deem it proper to quantify a realistic estimate of what such sales might be.

Millenia has adopted an extremely conservative sales forecast. In the face of anti-malarial drug resistance, the need for more effective treatments will continue to intensify. Once a network of local manufacturers and distributors capable of producing and supplying MALAREX are in place, the demand for MALAREX should increase commensurately.

It is estimated the demand for MALAREX will increase as it becomes one of the accepted choices in the fight against malaria. Millenia has chosen to remain conservative and has established a goal of capturing 2% ($200 million) of the marketplace in five years. According to the company's internal estimates, based upon it's knowledge of the industry, attaining this sales level will ensure the viability and profitability of the Company for its shareholders. No assurance can be given that the Company will meet its sales goals.

Secondly, Millenia is committed to ongoing research and development to expand the efficacy of MALAREX and its derivatives in fighting infectious diseases. To this end, the company has a verbal agreement with one of its officers Mr. Guiseppe Bertelli Motta, VP of research and a co-discoverer of MALAREX whose profession is botanical research, that it will have the first right of refusal on any of his significant research findings. As cash flow improves, further funding will be committed to research and development.

As an integral part of this development, Millenia hopes to establish long term relationships with other major organizations such as Rotary Against Malaria
(RAM), World Health Organization and the Centers for Disease Controls. It is through these relationships that Millenia feels that they can best support the efforts of such organizations to solve the problem of malaria by building an infrastructure necessary to control this disease.

As the Company has not yet begun to sell the Product, it is difficult for management to evaluate the growth curve of Product sales. However, given the potential market size and the need for viable and effective drugs, the Company believes that it will not have a problem generating sales thereby creating positive cash flow once the Product is approved.

The Company intends to use the Internet for advertising as that currently allows the greatest visibility for very small costs. In fact, the Company believes that it will be able to obtain free access on certain websites looking for products such as the Company's.

For the fiscal year ended November 30, 1998. The cost of the patent and commercial rights for Malarex, its anti-malarial agent acquired in January of 1998, was $747,300.The company had Research and Development costs of $218,515 (net - 8% imputed interest) for the acquisition of the research data related to the development of MALAREX. ($218,515 net 8% imputed interest) ( See item 7, Certain Relationships and Related Transactions) Premesis Rent came to $61,250 and $14,150 was paid to clerical help and for the use of office equipment at its leased premises. The company had $122,000 of overseas Travel expenses in its initial year of operation. Selling, General and Administration expense came to $292,000 including $15,200 of depreciation.

For the fiscal year ended November 30, 1999. The cost of the patent and commercial rights for Strychnos, acquired in June 1999, was $258,527. The company had no outlays for Research and Development. As previously stated, Research and Development is limited to having the right of first refusal on any significant research findings of its V.P. of Research, Mr. Motta. The company paid $1,514,215 to four companies/individuals via issuance of 1,111,220 shares of stock for marketing services. (See Item 10 Recent Sales of Unregistered Securities). Premises Rent came to $61,200 and $14,150 was paid to clerical help and for the use of office equipment at its leased premises. (In 1999 the $14,150 was included in the line of Selling, General and Administrative expenses). Overseas Travel expenses were nil.

For the fiscal year ending November 30, 2000 the company is estimating the following costs:

     1.   Marketing: None.

     2. Research and Development: No cost outlays expected - first right of refusal on the research of Mr. Motta is the only current research being undertaken.

     3.   Premises: Rent - $61,250 as in previous years.

     4.   Clerical Help and office  Equipment  Expenses:  $14,150 as in previous
          years  (to  be  included  in  Selling,   General  and   Administration
          expenses).

     5. Overseas Travel expenses: $100,000 as the company has planned trips to Brazil (its manufacturing and raw material base), India and Africa.

     6. Selling, General and Administration: $130,000 as in the previous year (this will include $14,000 of depreciation expense).

There is currently insufficient funds to adequately provide for the Company's needs over the next twelve months. Additional capital and/or borrowings will be necessary in order for the Company to continue in existence until attaining and sustaining profitable operations. Management has continued to develop a management team, maintain reporting compliance and establish long term relationships with other major organizations to develop and distribute the product Malarex. Management anticipates generating revenue through the sales of Malarex during the next fiscal year. The major shareholder's of the organization have committed to fund the operations of the organization during the next fiscal year until the organization can generate sufficient cash flow from operations to meet current operating expenses and overhead.

The Company intends to continue conducting product research and development via its previously noted agreement with Mr. Motta. The Company will, in the future, retain marketing and public relations consultants as necessary, and hire support staff when warranted by its sales volume on an as needed basis.

Item 3.  Description of Property.

The Company leases its corporate offices at 4055 St. Catherine Street, Suite 142, Montreal, Quebec at annual rental of US $79,325 pursuant to the terms of a five year lease commencing December 27, 1997. The lease also provides for a five year renewal option at an annual rent of US $83,291.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of December 31, 1999, certain information concerning the ownership of the Company's Common Stock by: (i) each person who is known by the Company to own beneficially 5% or more of the outstanding shares of common stock; (ii) each of the Company's directors; and (iii) the name of each executive officer, both in respect to the number of shares owned by each person and the percentage of the outstanding shares represented thereby that also sets forth such information for directors and executive officers as a group (see item 6 (b) and (c)). Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated. Pursuant to the rules of the Securities and Exchange Commission, shares of common stock which an individual or a group has a right to acquire within 60 days of December 31, 1999 pursuant to the exercise of presently exercisable or outstanding options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Information with respect to beneficial ownership is based upon the shareholder list provided by the Company's transfer agent.

Name and Address             Amount and Nature
of Beneficial Owner          of Beneficial Owner             Percent of Class
-------------------          -------------------             ----------------

Tom Bourne                      1,000,000                           8.9
7755 Texas Trail
Boca Raton, FL

Pierre & Finane                 1,000,000                           8.9
Pierre Jean Mercier
38-A De Malagnon
CH 1108 Geneva
Switzerland

Andrew Gaudet                   1,000,000                           8.9
P.O. Box 1492
Boca Raton, FL

Richgold Corporations SA        1,075,000                           9.6
Reuben Armanta
P.O. Box 1754 Panama CA
Republic of Panama (1)

Skyline Holdings Inc.             900,000                           8.0
Roger Levesque

4055 St. Catherine West
Suite 133, Westmount

Terotex Enterprises               750,000                           6.7
Jean Vincent Roy
4055 St. Catherine,
Suite 132
Montreal

George Haligua (2) (3)            170,000                           1.5

Ronald Lapenna (2) (3)             80,000                             *

Dominique Morisot (2) (4)          50,000                           1.3

Giuseppe B. Motta                  25,000                             *

Leonard Stella (3) (4)             70,000                             *

Alain Soucy (6)                   100,000                             *

All Directors and
Executive Officers as
a Group (5 persons) (5)           495,000                           4.4

-------------------
* Less than 1%

(1)  Includes 100,000 shares held by an affiliated entity.
(2)  Uses Company address.
(3)  Includes 50,000 currently exercisable stock options.
(4)  Consists of currently exercisable stock options.
(5)  Includes 220,000 currently exercisable stock options.
(6)  Includes 100,000 stock options

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

(a) Directors and Executive Officers.

Name                                Age   Position
----                                ---   --------

Leonard Stella                      38    President/Treasurer - Director

Ronald Lapenna                      56    VP Personnel - Director

Alain Soucy                         65    Chairman of the Board of
                                          Directors - Director

George Haligua                      42    VP Finance - Director

Dominique Morisot                   48    CEO - Director

Thomas Bourne                       55    Secretary

Guiseppe Bertelli Motta             56    VP Research, Board Advisory Committee

     Dr. Alain Soucy, Chairman of the Board of Directors. Dr. Soucy received his Bachelor in Engineering from Laval University and his Doctorate in Engineering from Universite de Grenoble in France in 1963. From 1984 to 1988 he headed up the Institute of Superior Technology. From 1988 through 1998 he was the director general of INRS (Institut National de la Recherche Scientifique) a broad discipline based research institute where he oversaw a rise in both research income and graduate student participation. The INRS is Quebec's leading research institute in the following nine scientific areas: Water, Earth, Marine, Energy and Material, Telecommunications, Urban Studies, Social, Health and Biotechnology. Concurrent with this posting, Dr. Soucy was also the director general of the Armond Frappier Institute, one of the leading pharmaceutical research facilities in Canada. Among his other projects is overseeing (1975-1984) all programs and environmental studies associated with the James Bay hydro electric development in Northern Quebec, one of the world's largest electricity generating facilities. He has sat on over two dozen Boards of Research Institutes and is a member of a dozen professional associations.

     M. Leonard Stella, President/Treasurer, Director. Mr. Stella has a Bachelor of Arts from McGill University, and received his Masters of Arts in Administration from Concordia University in 1986. In 1987 Mr. Stella founded and operated a residential and commercial property developer, Dominion Certified Development. In 1991, he founded Trans-Immobilia, a residential property company that he continues to run. In 1998 he became one of the founding partners and holds the position of president and treasurer of the Company.

     Mr. Dominique Morisot, CEO, Director. Mr. Morisot has extensive contacts through Europe and Asia. Although born in France, he is a long term resident of Geneva, and for 30 years has consulted to many companies overseeing the marketing and development of new territories as well as selling of products and projects in various lines of business. He brings to the Company an extensive knowledge of the overseas marketplace, and is an important source of information for potential products for the Company.

     Dr. George Haligua, VP Finance, Director. Dr. Haligua received his Bachelor of Commerce from Haute Etude Commercial in Paris in 1977 and his Doctorate in Finance from l'Institue de Technologie in Basil, Switzerland in 1979. From 1980-82 he was a Vice-President at the Banque Nationale de Paris. During his tenure at Hunter Financial Group (1983-86), an Investment Bank headquartered in Calgary, Canada, he was promoted from 1st Vice-President to running the company as President and CEO. From 1986-91, he was the President and CEO of United Financial Corp. one of Canada's leading investment groups and fund managers operating out of their Vancouver office. Since 1992 he has founded and runs several computer and computer related corporations principally Dasher Computer Wholesalers of Toronto, Ontario.

     Mr. Ronald Lapenna, VP Personnel, Director. Mr. Lapenna has extensive experience in the field of human resources and administration having served in this capacity for various levels of the Canadian Government, both federal and municipal. At the municipal level from 1980-1990, Mr. Lapenna created and managed the first integrated public security service for one of Montreal's top municipalities. At the federal level, from 1991-1993, he worked under the Minister of Transportation in creating specialized programs for airport personnel. Since 1993 he has run his own consulting firm, Penna & Associates. In 1999 he took on the added responsibility as President of Aqua Boost, a progressive manufacturer of specialized and bottled waters.

     Mr. Thomas Bourne, Secretary. Mr. Bourne is a professional financial manager and advisor, having received his accreditation as a CA, a member of the Order of Chartered Accountants of Canada. He has had vast experience in dealing with the Banking and Investment circles having been for many years the Chief Investment Officer of one of Ontario, Canada's largest Credit unions. Over the past ten years, he has shifted his base of operations to the state of Florida where he practices in Boca Raton, as an independent financial consultant.

     Mr. Guiseppe Bertelli Motta, VP Research, Board Advisory Committee. Mr. Motta is one of the co-discoverers of the use of Voacamine as the active ingredient in Malarex, Millenia's premier anti-malarial drug. As a leading Italian botanical researcher, Mr. Motta together with Professor Silvio Rossi did the painstaking research required in taking a natural compound and having it's efficacy as a pharmaceutical agent bourne out. Mr. Motta, using his expert knowledge of the wide spectrum of flora and fauna, is aggressively working on several extracts as the basis of other natural remedies both for malaria and other infectious diseases. Mr. Motta has been involved with the University of Roma as a researcher for more than the past 5 years.

(b) Significant Employees

None

(c) Family Relationships

There are no family relationships among directors or executive officers of the Company.

(d) Involvement in Certain Legal Proceedings.

None.

Item 6.  Executive Compensation.

(a) General

Commencing December 1, 1999, the Company has agreed to pay Dr. Alain Soucy, its Chairman of the Board of Directors, an annual salary of $36,000.

(b) Summary Compensation Table of Directors

                           SUMMARY COMPENSATION TABLE

Name and                                                    Long-term
Principal Position         Year     Salary     Bonus   Compensation: Options (1)
------------------         ----     --------   -----   -------------------------
Alain Soucy                1999        0           0       100,000 options(1)
Chairman

Leonard Stella             1999        0           0       210,000 options(2)
President, Treasurer
& Director

Dominique Morisot          1999        0           0       150,000 options(2)
CEO
& Director

Ronald Lapenna             1999        0           0        50,000 options(3)
VP-Personnel
& Director

George Haligua
VP Finance
& Director                 1999        0           0        50,000 options(3)

(1) Exercisable commencing August 30, 2000 at $.30 per share until December 31, 2003.

(2) Vest equally over 3 years commencing January 29, 2000. Exercisable at $1.50 per share until December 31, 2003.

(3) Vested on January 29, 2000. Exercisable at $1.50 per share until December 31, 2003.

(c)  Options/SAR Grants Table

                        OPTION GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)

                                                     % of Options          Exercise Price
Name                       Number of Options         Granted (1999)        (per share)         Expiration
----                       -----------------         --------------        -----------         ----------
Alain Soucy                100,000                   17.85%                    $.30             12/31/03
Leonard Stella             210,000                   37.50%                   $1.50             12/31/03
Dominique Morisot          150,000                   26.78%                   $1.50             12/31/03
Ronald Lapenna              50,000                    8.93%                   $1.50             12/31/03
George Haligua              50,000                    8.93%                   $1.50             12/31/03

(d) Aggregated Option/SAR Exercises and Fiscal Year End Option/SAR Value Table

None

(e) Long Term Incentive Plan ("LTIP") Awards Table

None

(f) Compensation of Directors

No Director receives any compensation for serving on the Board.

(g) Employment Contracts and Termination of Employment, and Change-in-Control Arrangements

The Company has no employment contracts with any of its executive officers. Dr. Alain Soucy serves as Chairman of the Company for $36,000 annually. There are no provisions for cash compensation to be paid to any executive officer or director of the Company now, or upon the termination of their services. As indicated above, certain officers received stock options as compensation.

(h) Report on Repricings of Options/SARs

None.

Item 7.  Certain Relationships and Related Transactions.

The Company issued, on June 15, 1998, an unsecured long term note in the principal amount of $218,515 (net - 8% imputed interest) bearing annual payments of $44,400 for five years, a final payment of $33,600 and maturing on June 15, 2004. The Note is to Guiseppe Motta and Silvio Rossi. Mr. Motta is an officer of the Company. The balance due on November 30, 1999 was $192,830.

The company issued, on March 30, 1998 a promissory note to Claude Villeneuve, a shareholder, which is unsecured and bears interest in the amount of 8% per annum. The principal amount of this loan is $946,093. The amount at November 30, 1999 including interest is $1,043,464 and has no maturity date.

The company issued on June 1, 1999, an unsecured long term note in the principal amount of $180,389 (net - 8% imputed interest) with no fixed annual repayments but fully payable by May 31, 2002. This note was issued to Mr. Silvio Rossi.

The company signed an agreement, on May 31, 1998, to reimburse Claude Villeneuve, a shareholder, for auto expenditures at a rate of $1,040 per month.

On January 9, 1998, the company entered into an agreement with L'Espoir Du Millenaire Inc. whereby L'Espoir Du Millenaire Inc. has a marketing and distributor rights for the product Malarex. This non exclusive worldwide agreement is for 5 years and requires L'Espoir Du Millenaire Inc. to make annual payments of $30,000 to the Company for the rights. The agreement also allows for renewal for an additional 5 years provided that certain sales quotas have been met. L'Espoir Du Millenaire Inc. is owned Mr. Claude Villeneuve, a shareholder of the Company. The agreement also provides that L'Espoir agrees to buy MALAREX or any other anti-malarial drug or agent, solely from Millenia. Mr. Claude Villeneuve, a shareholder owning less than 5% of the total outstanding shares of the company, agreed to provide unsecured debt, to aid the company's cash flow problem, at an 8% rate of interest. Mr Villeneuve has extensive international contacts and has assembled a team of competent sales professionals and experts in the biomedical field to accomplish this endeavor. The company believes that all the above transactions are fair and have been made at the prevailing market rates that would apply to any arms length corporation involved in such transactions.

On June 15, 1998 the company signed a purchase agreement with Mr. Silvio Rossi and Mr. Giuseppe Motta to acquire all of the research data, without any exception, involved in the development of MALAREX for $300,000 gross ($218,515 net with 8% imputed interest). The agreement called for a payment of $44,000 in the 1st year and further payments of $44,000 a year for 5 years with a final payment of $33,6000 in the 6th year. This entitles Millenia to, but is not exclusive of, all intellectual rights, commercial rights and their derivations etc. The agreement also contains a clause that does not allow Mr. Motta and Mr. Rossi to duplicate any of this data for 15 years. The company believes that this is a fair business transaction and does not create a conflict of interest with any of the parties involved. Mr. Motta is an officer of the company.

Item 8. Legal Proceedings

None

Item 9.  Market Price for Common Equity and Related Stockholder Matters.

(a) Market Information

The Company's Common Stock is currently quoted for trading on the OTC Bulletin Board under the symbol MLHP. The following table sets forth the range of quarterly, high and low sale prices for the Company's Common Stock from the inception of quotation during the fourth quarter of 1998 and for 1999. The quotations represent inter-dealer quotations without adjustment for retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

                                                 Common Stock
                                                 ------------
                                        High                           Low
                                        ----                           ---
     1998

Fourth Quarter (initial trading)       $1.50                           $.25

     1999

First Quarter                          $1.75                           $.50
Second Quarter                         $2.00                          $1.12
Third Quarter                          $2.50                           $.75
Fourth Quarter                         $1.45                           $.43

     Of the 11,211,220 shares of common stock outstanding, 4,000,000 are currently subject to the resale restrictions and limitations of Rule 144. In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate, or persons whose shares are aggregated with affiliates, who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the total number of outstanding shares of the same class. In the event the shares are sold on an exchange or are reported on the automated quotation system of a registered securities association, you could sell during any three-month period the greater of such 1% amount or the average weekly trading volume as reported for the four calendar weeks preceding the date on which notice of your sale is filed with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been an affiliate for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

(b) Holders

As of December 31, 1999, there were 180 holders of the Company's common stock.

(c) Dividends

The Company has had no earnings to date, nor has the Company declared any dividends to date. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not declared any cash dividends since inception, and has no present intention of paying any cash dividends on its Common Stock in the foreseeable future, as it intends to use earnings, if any, to generate growth.

Item 10.  Recent Sales of Unregistered Securities.

In  December  1997 the company  sold  4,000,000  shares of  Founders  stock at $
0.00505 for a total of $20,200. In February 1998 the Company sold 6,100,000 shares of Common Stock at a price of $.07 per share. The company settled on this price after weighing its need for initial funding, inherent risk of all new ventures and funds being paid for shares of this type of enterprise. Also issued were 6,100,000 warrants exercisable at $0.09 per share until May 31, 2001. These shares were sold and issued pursuant to the exemption from registration contained in Regulation D, Rule 504.

In March 1999 the Company issued 1,111,220 shares of Common Stock in settlement of marketing agreements established with organizations and individuals for their services which included the marketing of the Company and its product Malarex globally. The total marketing cost was $1,514,215.The company's share value on that date was trading on the OTC Bulletin Board at $1.3627. The transaction was at arm's length with third parties. These shares were issued pursuant to the exemption contained in Regulation S of sales to non - U.S. persons.

Item 11.  Description of Securities.

(a) Common or Preferred Stock

         The Company is authorized to issue 70,000,000 shares of Common Stock, $0.0001 par value, of which 11,211,220 shares were issued and outstanding as of the date hereof. Each outstanding share of Common Stock is entitled to one (1) vote, either in person or by proxy, on all matters that may be voted upon the owners thereof at meetings of the stockholders.

         The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

         Holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the individuals holding Common Stock with voting rights to more than 50% of eligible votes, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

(b) Debt Securities.

The Company has not issued any debt securities to date.

(c) Other securities to be Registered

None.

Item 12.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, as amended, authorizes the Company to Indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being a director or officer of the Company if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Company's Certificate of Incorporation contains provisions relating to the indemnification of director and officers and the Company's By-Laws extends such indemnities to the full extent permitted by Delaware law.

The Company may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Company could not indemnify such persons.

Item 13.  Financial Statements.

The financial statements are included at the end of this Registration Statement, prior to the signature page.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

On February 23, 1999, the Company dismissed Francesca Albano its auditor for the fiscal year ended November 30, 1998. Their report did not contain an adverse opinion or disclaimer of opinion nor was it modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was made by the Board of Directors based upon the Company's decision to pursue becoming a reporting company and the need to appoint independent auditors qualified to submit reports for filing with the SEC. There were no disagreements with the former auditor which if not resolved would have caused it to make reference to such disagreement in connection with its report. On March 2, 1999 the company engaged Mark Cohen C.P.A to be its new auditor with whom the company had not had any prior consultations.

Item 15.  Financial Statements and Exhibits.

(a) List of Financial Statements filed herewith.

     Millenia Hope Inc
     (A company in the development stage)

     Independent Auditors' Report

     Balance Sheet (11/30/99 and 11/30/98) Statement of Income (Years ended 11/30/99 and 11/30/98) Statement of Shareholders' Equity (Year ended 11/30/99 and 11/30/98) Statement of Cash Flows (Years ended 11/30/99 and 11/30/98) Summary of Significant Accounting Policies (year ended 11/30/99) Notes to the Finance Statements (year ended 11/30/99)


(b) List of Exhibits.

3.1  Certificate of Incorporation
3.2  By-Laws
4.1  Form of Stock Certificate*
10.1 Purchase Agreement for Voacamine
10.2 Purchase Agreement for Research Data
10.3 Purchase Agreement for Strychonos
10.4 Licensing Agreement with L'Espoir Du Millenaire Inc.
10.5 Service Agreement with Richgold Corporations SA
10.6 Lease Agreement
10.7 Auditors Opinion 1998
27   Financial Data Schedule
--------------------------
*To be filed by Amendment

                                Mark Cohen C.P.A.
                           1772 East Trafalgar Circle
                               Hollywood, Fl 33020
                                (954) 922 - 6042


                          INDEPENDENT AUDITORS' REPORT




Board of Directors
Millenia Hope Inc.

We have audited the accompanying balance sheet of Millenia Hope Inc. (a company in the development stage) as of November 30, 1999 and the related statements of operations, shareholders' equity (deficiency) and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Millenia Hope Inc. as of November 30, 1998 were audited by other auditors whose report dated January 27, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millenia Hope Inc. at November 30, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has experienced an operating loss that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Mark Cohen
Mark Cohen C.P.A.
A Sole Proprietor Firm

Hollywood, Florida
January  21, 2000

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                                  BALANCE SHEET
                           NOVEMBER 30, 1999 AND 1998


                                     Assets

                                                            1999           1998
                                                            ----           ----

Current Assets
     Cash and cash equivalents                           $ 3,933       $ 21,000

       Total current assets                                3,933         21,000
Property and equipment, net                               46,236         60,800

       Total assets                                       50,169         81,800
                                                   =============        =======

                      Liabilities and Shareholder's Equity

Current Liabilities
     Accounts payable                                    165,200        256,700
     Current portion of long term debt
                     (net of discount)                    88,800         44,400
     Notes payable (principally related parties)
                     (net of discount)                 1,223,853        692,000
     Other current liabilities                            11,450              -

       Total current liabilities                       1,489,303        993,100
     Long-term debt, less current portion
                     (net of discount)                   104,031        134,850

 Shareholder's Equity
     Common Stock, $.0001 par value; authorized            1,121          1,010
          70,000,000 shares; issued and outstanding
          11,211,220 in 1999 and 10,100,000 in 1998
     Paid in Capital                                   1,960,294        446,190
     Deficit accumulated during the development
     stage                                            (3,504,579)    (1,493,350)

       Total Shareholder's Equity                     (1,543,164)    (1,046,150)

        Total liabilities and shareholder's equity      $ 50,169       $ 81,800
                                                     ===============  =========


Read the accompanying summary of significant accounting policies and notes to financial statements, both of which are an integral part of this financial statement.

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                              STATEMENT OF INCOME
                 FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998
          FROM INCEPTION (DECEMBER 24, 1997) THROUGH NOVEMBER 30, 1999


                                                                                          Inception
                                                                                      (December 24, 1997)
                                                   Years Ended                               through
                                     November 30, 1999       November 30, 1998         November 30, 1999
                                  ----------------------------------------------------------------------------
Revenue:
       Licensing fees                    $ 27,500                 $      -               $     27,500

Operating expenses:
       Marketing                        1,514,215                        -                  1,514,215
       Patent Rights                      258,527                  747,300                  1,005,827
       Other Development Costs                  -                  218,515                    218,515
       Rent                                61,250                   76,400                    137,650
       Travel                                   -                  122,000                    122,000
       Selling, general and
           administrative expenses        120,003                  292,000                    412,003
                                    -------------------    ------------------        -------------------
          Total operating expenses      1,953,995                1,456,215                  3,410,210

          Loss before other income
              (expense)                (1,926,495)              (1,456,215)                (3,382,710)

Other income (expense):
       Interest expense                   (84,734)                 (37,135)                  (121,869)
                                    -------------------    ------------------        -------------------
          Total other income
              (expense)                   (84,734)                 (37,135)                  (121,869)

Net Loss                               (2,011,229)              (1,493,350)                (3,504,579)
                                    ===================    ==================        ===================

Basic weighted average common
       shares outstanding              11,052,384               10,100,000                 10,730,000
                                    ===================    ==================        ===================

Basic Loss per common share             $ (0.1820)               $ (0.1479)                 $ (0.3266)
                                    ===================    ==================        ===================

Read the accompanying summary of significant accounting policies and notes to financial statements, both of which are an integral part of this financial statement.

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                       STATEMENT OF SHAREHOLDERS' EQUITY
          FROM INCEPTION (DECEMBER 24, 1997) THROUGH NOVEMBER 30, 1999


                                                                                      Accumulated
                                                                                      Deficit during          Total
                                                     Common              Paid in       Development         Shareholders'
                                             Shares          Amount      Capital          Stage               Equity
                                        ---------------- ------------  ------------  --------------        ---------------
Balance, beginning December 24, 1997:     $      --         $   --        $     --     $       --             $      --


Proceeds from December 1997 private
      placement                           4,000,000            400          19,800                               20,200

Proceeds from February 1998 private
      placement                           6,100,000            610         426,390                              427,000

Net loss year ended November 30, 1998                                                   (1,493,350)          (1,493,350)
                                        ----------------  ------------ -------------  --------------       ---------------

Balance at November 30, 1998             10,100,000          1,010         446,190      (1,493,350)          (1,046,150)

March 20, 1999 settlement of
     marketing contracts                  1,111,220            111       1,514,104                            1,514,215

Net loss year ended November 30, 1999                                                   (2,011,229)          (2,011,229)
                                        ----------------  ------------ -------------- --------------       ---------------

Balance, ending November 30, 1999:       11,211,220        $ 1,121      $1,960,294     $(3,504,579)         $(1,543,164)
                                        ================  ============ ============== ==============       ===============


Read the accompanying summary of significant accounting policies and notes to financial statements, both of which are an integral part of this financial statement.

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                            STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998
          FROM INCEPTION (DECEMBER 24, 1997) THROUGH NOVEMBER 30, 1999


                                                                                        Inception
                                                                                   (December 24, 1997)
                                                     Years Ended                          through
                                              1999                1998              November 30, 1999
                                          --------------      -------------       ---------------------

CASH FLOWS FROM OPERATING ACTIVITIES:      $(2,011,229)       $(1,493,350)               $ (3,504,579)

Net Income (Loss)                               14,564             15,200                      29,764
Adjustments to reconcile net income
(loss) to net cash used in operating
activities:
      Depreciation and amortization          1,514,215                  -                   1,514,215
      Issuance of stock for marketing
           services                                                     -                           -
      Issuance of note for patent rights        13,581            179,250                     192,831
      Issuance of note for other
           development costs                   (80,050)           256,700                     176,650
                                          --------------     -------------                    -------

Net cash provided by (used in)
     operating activities                     (548,919)        (1,042,200)                 (1,591,119)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of Property and equipment                   -            (76,000)                    (76,000)
                                          --------------     -------------                     -------

Net cash provided by (used in)
     investing activities                           (0)           (76,000)                    (76,000)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from:
   Notes payable, principally related
     parties (net of discount)                 531,853            692,000                   1,223,853
   issuance of stock                                 -            447,200                     447,200
                                          --------------    -------------                   ---------

Net cash provided by (used in)
   financing activities:                       531,853          1,139,200                   1,671,053
                                          --------------    -------------                   ---------

Net increase (decrease) in cash
   and cash equivalents                        (17,067)            21,000                       3,933
Cash and cash equivalents, beginning
   of period                                    21,000                  -                           -
                                          --------------    -------------                   ---------

Cash and cash equivalents, end of period       $ 3,933           $ 21,000                     $ 3,933
                                          ==============    =============                   =========


Read the accompanying summary of significant accounting policies and notes to financial statment, both of which are an integral part of this financial statement.

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                     YEARS ENDED NOVEMBER 30, 1999 AND 1998


Basis of accounting:

     Millenia Hope Inc. prepares its financial statements in accordance with generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical cost and may not necessarily represent current values.

Management estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Fair value of financial instruments:

     The carrying amounts of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short duration of these instruments.

Cash and cash equivalents:

     The  Company   considers  all  highly  liquid   investments  with  original
     maturities of ninety days or less to be cash and cash equivalents. Such investments are valued at quoted market prices.

Property, equipment and depreciation:

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the double declining balance method over the estimated useful lives when the property and equipment is placed in service.

                                                    Estimate Useful Life
                                                        (In Years)

             Office Furniture and Equipment                 10

     Leashold improvements are amortized over their estimated useful lives or the estimated useful lives of the leasehold improvements, whichever is shorter.

     The cost of fixed assets retired or sold, together with the related accumulated depreciation, are removed from the appropriate asset and depreciation accounts, and the resulting gain or loss is included in net earnings.

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                     YEARS ENDED NOVEMBER 30, 1999 AND 1998

Intangibles:

     Intangibles represent patent rights are recorded at cost, less accumulated amortization. Patent rights are amortized to operations using the straight-line method over a ten year term, which is less than the legal patent term of 17 years. Amortization of patent rights which is considered a capitalized R&D-related asset is charged to R&D expense. Amortization on patents rights will begin when the company commences operations. Intangibles held and used by the Company are reviewed and evaluated for possible impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. This policy is in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."


Recent Accounting Pronouncements:

     The Statement of Financial Accounting Standards Board (SFAS) No. 130, "Reporting Comprehensive Income," was issued by the Financial Accounting Standards Board (FASB) in June 1997. This Statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income including, among other things, foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. Also in June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." This Statement establishes standards for reporting information about operating segments in annual financial statements, and requires that an enterprise report selected information about operating segments in interim reports issued to shareholders. Both of these Statements are effective for fiscal periods beginning after December 15, 1997. The Company does not expect the adoption of these statements to have a material impact on its financial condition or results of operations.

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                        NOTES TO THE FINANCIAL STATEMENTS
                     Years Ended NOVEMBER 30, 1999 AND 1998


1.   Organization and business

     Millenia Hope Inc. was incorporated in the State of Delaware on December 24, 1997. Through its acquisition of the patent rights for Malarax and Strychnos, the Company participates in the treatment and prevention of malaria. Although there is no assurance that the patent will ever be issued, management feels the likelihood of issuance is probable (high) due to the positive test results attained in clinical studies.

2.   Concentrations of credit risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The credit risk associated with cash and cash equivalents is considered low due to the credit quality of the financial institutions. The Company maintains, when appropriate, an allowance for uncollectible receivables. Therefore, no additional credit risk beyond amounts provided for collection losses is believed inherent in the Company's receivables and to date have been within management's expectations.

3.   Details of financial statement components

                                                        1999         1998
                                                        ----         ----

     Property and Equipment:
        Furniture and Fixtures                        $15,900       $15,900
        Leasehold Improvements                         60,100        60,100
                                                      -------       -------
                                                       76,000        76,000
        Accumulated Depreciation/Amortization          29,764        15,200
                                                      -------       -------
             Property, and Equipment, net             $46,236       $60,800

     Other Current Liabilities:
        Deferred Revenue                              $ 2,500       $    --
        Accrued Expenses                                8,950            --
                                                      -------       -------
                                                      $11,450       $    --

4.   Note Payables:

     Note Payable - Silvio Rossi                   $  180,389    $       --
     unsecured, discounted for 8%
     imputed interest, maturing
      May 31, 2002

     Related Party:
     Promissory Note Payable - C. Villenueve,       1,043,464       692,000
     a shareholder, unsecured, interest                    --            --
     at 8% per annum, no maturity date             $1,223,853    $  692,000

5.   Long-term debt

     Promissory Note - Giuseppe Motta                $192,831      $179,250
     and Silvio Rossi, unsecured,
     discounted for                                         8%
     Imputed interest; annual
     payments of $44,400 for 6
     years and a final payment of $ 33,600

     Less current portion of long term
         debt                                          88,800        44,400
                                                     --------      --------
                                                     $104,831      $134,850

     The note matures July 14, 2005

6.   Going Concern:

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The company reported a net loss of $2,011,229 for the year ended November 30, 1999 and has reported net losses of $3,504,579 from inception (December 24, 1997) to November 30, 1999. As reported on the statement of cash flows, the Company incurred negative cash flows from operating activities of $548,919 for the year ended November 30, 1999 and has reported deficient cash flows from operating activities of $1,591,119 from inception (December 24, 1997). To date, these losses and cash flow deficiencies have been financed principally through the sale of common stock ($447,200) and short term debt ($1,416,682) which is related party debt. Additional capital and/or borrowings will be necessary in order for the Company to continue in existence until attaining and sustaining profitable operations. Management has continued to develop a strategic plan to develop a management team, maintain reporting compliance and establish long term relationships with other major organizations to develop and distribute the product Malarax. Management anticipates generating revenue through the sales of Malarax during the next fiscal year. The major shareholder's of the organization have committed to fund the operations of the organization during the next fiscal year until the organization can generate sufficient cash flow from operations to meet current operating expenses and overhead.

7.   Commitments, contingencies and litigation

     Office rent agreement:

          On December 27, 1997, the company entered into an office rent agreement with 9033-0176 Quebec Inc. for office space. This agreement also includes the full usage of all office equipment and receptionist. This agreement is for a term of 5 year and the annual rental amount is $79,325.

     Auto Reimbursement

          The company has agreed to reimburse Claude Villenueve, a shareholder, each month an amount of $1,040 relating to auto expenses used in the course of business.

8.   Comprehensive income (loss)

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. The adoption of this statement did not result in a change in the Company's disclosure.

9.   Related Parties

     As discussed in Note 4, the company has a promissory note with Claude Villenueve, a shareholder, which is unsecured and bearing interest in the amount of 8% annum. The amount at November 30, 1999 including interest is $1,043,464 and has no maturity date.

     As discussed in Note 6, the company has an agreement to reimburse Claude Villenueve, a shareholder , monthly for auto expenditures a standard amount of $1,040.

     On January 9, 1998, the company entered into an agreement with L'Espoir Du Millenaire Inc. whereby L'Espoir Du Millenaire Inc. has marketing and distributor rights for the product Malarax. The agreement is for 5 years and requires L'Espoir Du Millenaire Inc. to make annual payments of $30,000 to Millenia Hope Inc. for the rights. The agreement also allows for renewal of the agreement for an additional 5 years provided that certain sales quotas have been met. L'Espoir Du Millenaire Inc. is owned Mr. Claude Villenueve, a shareholder in Millenia Hope Inc.

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                        NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED NOVEMBER 30, 1999 AND 1998

10.  Income Taxes

     The Company did not provide any current or deferred United States federal, state or foreign income tax provision or benefit for the period presented because it has experienced operating losses since inception. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability.

11.  Shareholders' Equity

     In December 1997, the company issued 4,000,000 shares of common stock at a price of $0.00505 pursuant to an private placement offering exempt from registration requirements under section 4(2) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D.

     In February 1998, the company issued in accordance with it private placement offering exempt from registration requirements under section 4(2) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D sold 6,100,000 units (each unit consisting of one (1 share of common stock and (1) warrant) at a price of $0.07 per unit. Each warrant entitles the registered holder thereof to purchase at any time from the date of the offering until the close of business February 11, 2001, one share of common stock at a price of $0.09.

     In March 1999, the Company issued 1,111,220 shares of common stock in settlement of marketing agreements established with organizations for their services which included the marketing of the Company and its product Malarex globally. The total marketing cost was $1,514,215. The company's share value on that date was trading on the OTC Bulletin Board at $1.3627. The transaction was at arm's length with third parties.

12.  Warrants and Options

     In 1998, the Company, in accordance with it private placement memorandum to sell 6,100,000 units (each unit consisting of one (1) share of common stock and one (1) warrant), sold 6,100,000 shares of common stock. Each warrant entitles the registered holder thereof to purchase at any time from the date for a period of three (3) years, one share of common stock at a price of $0.09. As of November 30, 1999, 6,100,000 warrants were outstanding.

     On January 29, 1999 the company granted 210,000 options to its President, Leonard Stella. The options vest 70,000 per year over a three year period. The options are exercisable at $1.50 per share and expire on December 31, 2003. The total dollar value of the options at the date of grant was $315,000. The fair market value of the company's stock which was tradable on the OTC Bulleting Board was $1.50.

     On January 29, 1999 the company granted 150,000 options to its Chief Executive Officer, Dominique Morisot. The options vest 50,000 per year over a three year period. The options are exercisable at $1.50 per share and expire on December 31, 2003. The total dollar value of the options at the date of grant was $225,000. The fair market value of the company's stock which was tradable on the OTC Bulleting Board was $1.50.

     On January 29, 1999 the company granted 50,000 options to its Vice President Human Resource, Ronald Lapenna. The options vest after one year. The options are exercisable at $1.50 per share and expire on December 31, 2003. The total dollar value of the options at the date of grant was $75,000. The fair market value of the company's stock which was tradable on the OTC Bulleting Board was $1.50.

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                        NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED NOVEMBER 30, 1999 AND 1998

     Warrants and Options (continued)

     On January 29, 1999 the company granted 50,000 options to its Vice President Finance, George Haligua. The options vest after one year. The options are exercisable at $1.50 per share and expire on December 31, 2003. The total dollar value of the options at the date of grant was $75,000. The fair market value of the company's stock which was tradable on the OTC Bulleting Board was $1.50.

     On August 30, 1999, the Company granted 100,000 options to its chairman of the Board, Dr. Alain Soucy. The options vest after one year. The options are exercisable at $0.30 per share and expire on December 31, 2003. The total dollar value of the options at the date of grant was $30,000. The fair market value of the company's stock which was tradable on the OTC Bulleting Board was $.30.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". The Company has determined that it will continue to account for employee stock-based compensation under Accounting Principles Board No. 25 and elect the disclosure-only alternative under SFAS No. 123. The fair value of a share of nonvested stock is measured at the market price of a share on the grant date. The proforma effect to net income and earnings per share is reflected as follows:


                                                               Year ended      Year ended
         FAS 123 "Accounting for stock based compensation    Nov. 30, 1999   Nov. 30, 1998
                                                             -------------   -------------
Paragraph 47 (a)

1.   Beginning of year - outstanding

i.   number of options                                                 0            0

ii.  weighted average exercise price                                   0            0

2.   End of year - outstanding

          i.   number of options                                 560,000            0

ii.  weighted average exercise price                                1.29            0

3.   End of year - exercisable

          i.   number of options                                       0            0

          ii.  weighted average exercise price                         0            0

4.   During the year - Granted

          i.   number of options                                 560,000            0

          ii.  weighted average exercise price                      1.29            0

5.   During the year - Exercised

i.   number of options                                                 0            0

ii.  weighted average exercise price                                   0            0

6.   During the year - Forfeited

i.   number of options                                                 0            0

ii.  weighted average exercise price                                   0            0

7.   During the year - Expired

i.   number of options                                                 0            0

ii.  weighted average exercise price                                   0            0

     Paragraph 47 (b) Weighted-average
          grant-date fair value of options
          granted during the year:

1.   Equals market price                                            1.29            0

2.   Less than market price                                         1.41            0

     Paragraph 47(C)Equity instruments other than options           none         none

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                        NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED NOVEMBER 30, 1999 AND 1998

Warrants and Options (continued)

     Paragraph 47(d) Description of the method and significant assumptions used during the year to estimate the fair value of options:

1.   Weighted average risk-free interest rate                                 6.10%                0
2.   Weighted average expected life                                          56.74 months          0
3.   Weighted average expected volatility                                   128.00%                0
4.   Weighted average expected dividends                                      0.00                 0

     Paragraph 47(e) Total compensation cost recognized in income for            0                 0
     stock-based employee compensation awards.

     Paragraph 47(f) The terms of significant modifications of none none outstanding awards. Paragraph 48 - Options outstanding at the date of the latest statement of financial position presented:

1.   (a) Range of exercise prices                                      $0.30-$1.50                 0
     (b) Weighted-average exercise price                                      1.29                 0
2.   Weighted-average remaining contractual life (in months)                 56.74                 0

                                                                                                  Inception
                                                                                               Dec. 24, 1997
                                                          Year ended         Year ended            Through
                                                        Nov. 30, 1999       Nov. 30, 1998      Nov. 30, 1999
                                                        -------------       -------------      -------------
     Net Income after proforma effect                     (2,032,229)        (1,493,350)        (3,525,579)
     Earnings per share after proforma effect            $   (0.1839)       $   (0.1479)       $   (0.3286)

13.  Earnings (Loss) per common share

     Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Options and warrants are not considered since considering such items would have an antidilutive effect.

         Index to Exhibits

3.1   Certificate of Incorporation

3.2   By-Laws

4.1   Form of Stock Certificate*

10.1  Purchase Agreement for Voacamine

10.2  Purchase Agreement for Research Data

10.3  Purchase Agreement for Strychonos

10.4  Licensing Agreement with L'ESPOIR Du Millenaire Inc.

10.5  Service Agreement wih Richgold Corporations SA**

10.6  Lease Agreement

16    Letter From Terminated Auditor**

27    Financial Data Schedule

99    Auditors Opinion 1998**

----------------------
* To be filed by Amendment
**Filed herewith

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                            MILLENIA HOPE INC.




Date: September 29, 2000    /s/Alain Soucy
                            -----------------------
                              Alain Soucy, Chairman




Date: September 29, 2000    /s/Leonard Stella
                            --------------------------------------
                            Leonard Stella, President and Director




Date: September 29, 2000    /s/Dominique Morisot
                            -----------------------------------
                            Dominique Morisot, CEO and Director



Date: September 29, 2000    /s/George Haligua
                            ----------------------------------------------------
                            George Haligua, VP Finance and Director (Principal
                            Financial Officer)



Date: September 29, 2000    /s/Ronald Lapenna
                            ----------------------------------------------------
                            Ronald Lapenna, VP Personnel and Director

                                       24